Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of January 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 16, 2008

List of materials

Documents attached hereto:


i) Press release announcing: 'Sony Ericsson sells over 100 million handsets in 2007'


SONY ERICSSON

PRESS RELEASE                                                 January 16, 2008


Sony Ericsson sells over 100 million handsets in 2007

Q4 Highlights:

   - 18% increase in volume year-on-year
   - Continued market share gains and profitable growth
   - Continued investment for the future

2007 Highlights:

   - Over 100 million units sold - more than double global market growth rate
   - Margins remain strong as company shifts to broader portfolio
   - Unit growth underpinned by increased sales of lower priced phones
   - 145 million music enabled phones sold to date, of which 57 million were Walkman(R) phones - maintaining leadership in music


The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the fourth quarter ended December 31, 2007 is as follows:


                                Q4 2006  Q3 2007  Q4 2007      2006 FY  2007 FY
                                _______  _______  _______      _______  _______

Number of units shipped (million)  26.0     25.9     30.8         74.8    103.4
Sales (Euro m.)                   3,782    3,108    3,771       10,959   12,916
Gross Margin (%)                   29.0%    30.7%    31.8%        29.1%    30.6%
Operating Income (Euro m.)          484      393      489        1,257    1,544
Operating Margin (%)               12.8%    12.7%    13.0%        11.5%    11.9%
Income before taxes (Euro m.)       502      384      501        1,298    1,574
Net Income (Euro m.)                447      267      373          997    1,114

Average Sales Price (Euro)          146      120      123          146      125


Units shipped in the quarter reached 30.8 million, a 18% increase compared to the same period last year, generating continued sequential and year-on-year market share gains. Sales for the quarter were Euro 3,771 million, in line with sales a year ago reflecting a strategic shift to a greater proportion of lower priced handsets in the product portfolio. Income before taxes for the quarter was Euro 501 million in line with a year ago. Net income for the quarter was Euro 373 million.

Sony Ericsson gained market share during the quarter due to the continued success of such products as the K550 Cyber-shot(TM) and the W200, W300 and W580 Walkman(R) phones in the Americas and Europe. Although Average Selling Price
(ASP) increased slightly sequentially during the quarter, as a result of the introduction of new flag-ship Walkman(R) and Cyber-shot(TM) phones such as the W910 and K850 models, the trend for falling ASPs year-on-year reflects the company's direction to broaden its product portfolio.

"Sony Ericsson finished a very good year, which highlighted how the company has strategically positioned itself to capture market share with an expanded product portfolio. Investments are being made in both R&D and brand building, to deepen the portfolio and strengthen Sony Ericsson's presence in new and developing markets around the world. Our target remains to become one of the top three players in the industry, and the momentum we established in 2006 and 2007 makes this a realistic and achievable ambition," said Dick Komiyama, President of Sony Ericsson.

Sony Ericsson estimates the 2007 global handset market as being over 1.1 billion units, in line with previous forecasts. On this basis the company believes it grew market share around 2 percentage points to reach approximately 9% for the full year 2007 compared to full year 2006.

During the fourth quarter Sony Ericsson announced that it had entered into a series of agreements with Motorola, Inc. whereby Motorola acquired 50% of the share capital in U.I. Holdings BV, the Dutch owner of the Swedish software company UIQ Technology AB, which was acquired by Sony Ericsson from Symbian Ltd. earlier in the year. The transaction was ratified by the appropriate competition authorities during the quarter.

Sony Ericsson announced a number of new products during the quarter including high-end W890 Walkman(R) and the K630 and the K660 HSDPA web phone. The company also announced its strategy to expand Sony Ericsson's PlayNow(TM) digital content distribution application into a full service proposition during 2008.

On November 1, 2007 Sony Ericsson's president Miles Flint stepped down and Hideki 'Dick' Komiyama joined the company to replace him. Dick Komiyama joined Sony Ericsson from Sony Corporation where he was Director, Chairman, Sony Electronics Inc., USA, and Executive Vice President of Electronics Marketing and Sales Strategies of Sony Corporation, Japan.

WALKMAN(R) and Cyber-shot(TM) are trademarks or registered trademarks of Sony Corporation.


PlayNow(TM) is a trademark of Sony Ericsson.


EDITOR'S NOTES:

Financial Statements and Additional Information:

Financial Statements:

Consolidated Income Statement
Consolidated Income Statement - Year-to-Date
Consolidated Income Statement - Isolated Quarters
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Consolidated Statement of Cash Flows - Year-to-Date
Consolidated Statement of Cash Flows - Isolated Quarters

Additional Information:

Net Sales by Market Area by Quarter


- ENDS -

Sony Ericsson Mobile Communications was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. The company serves the worldwide communications market with innovative and feature-rich mobile phones, accessories and PC-cards, and it has R&D sites in Europe, Japan, China, India and America. Sony Ericsson is the title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information, please visit www.sonyericsson.com

CONTACTS:

Investors/Analysts

Ericsson Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858

Sony Investor Relations
Shinji Tomita (London) +44 207 444 9713
Tatsuyuki Sonoda (Tokyo) +81 3 6748 2180

Press/Media

Sony Ericsson Corporate Communications & PR
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.



Sony Ericsson
CONSOLIDATED INCOME STATEMENT


                                                 Oct-Dec
                                         ___________________________________
EUR million                                 2007          2006        Change
____________________________________________________________________________
Net sales                                  3,771         3,782            0%
Cost of sales                             -2,573        -2,686           -4%
                                         _____________________
Gross profit                               1,198         1,096            9%
Gross margin %                              31.8%         29.0%           3%

Research and development expenses           -349          -256           36%
Selling and administrative expenses         -375          -367            2%
                                         _____________________
Operating expenses                          -724          -623           16%

Other operating income, net                   15            10           43%
                                         _____________________
Operating income                             489           484            1%
Operating margin %                          13.0%         12.8%           0%

Financial income                              19            19            3%
Financial expenses                            -7             0             -
                                         _____________________
Income after financial items                 501           502            0%

Taxes                                       -118           -43          176%
Minority interest                            -10           -12          -18%
                                         _____________________
Net income                                   373           447          -17%

Number of units shipped (million)           30.8          26.0           18%
ASP (EUR)                                    123           146          -16%



Sony Ericsson
CONSOLIDATED INCOME STATEMENT

                                                Jan-Dec
                                         ___________________________________
EUR million                               2007            2006        Change
____________________________________________________________________________
Net sales                               12,916          10,959           18%
Cost of sales                           -8,958          -7,775           15%
                                         _____________________
Gross profit                             3,958           3,184           24%
Gross margin %                            30.6%           29.1%           2%

Research and development expenses       -1,173            -906           29%
Selling and administrative expenses     -1,260          -1,086           16%
                                         _____________________
Operating expenses                      -2,432          -1,992           22%

Other operating income, net                 18              65          -74%
                                         _____________________
Operating income                         1,544           1,257           23%
Operating margin %                        11.9%           11.5%           0%

Financial income                            62              43           43%
Financial expenses                         -32              -2             -
                                         _____________________
Income after financial items             1,574           1,298           21%

Taxes                                     -423            -267           59%
Minority interest                          -36             -33            9%
                                         _____________________
Net income                               1,114             997           12%

Number of units shipped (million)        103.4            74.8           38%
ASP (EUR)                                  125             146          -15%




Sony Ericsson
CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS


                                 2007                          2006
                      ___________________________   ___________________________
EUR million               Q4     Q3     Q2     Q1       Q4     Q3     Q2     Q1
_______________________________________________________________________________
Net sales              3,771  3,108  3,112  2,925    3,782  2,913  2,272  1,992
Cost of sales         -2,573 -2,154 -2,192 -2,039   -2,686 -1,995 -1,625 -1,469
                      ___________________________   ___________________________
Gross profit           1,198    954    921    886    1,096    917    647    524
Gross margin %          31.8%  30.7%  29.6%  30.3%    29.0%  31.5%  28.5%  26.3%

Research and
 development expenses   -349   -280   -283   -261     -256   -225   -223   -202
Selling and
 administrative
 expenses               -375   -280   -321   -284     -367   -287   -246   -186
                      ___________________________   ___________________________
Operating expenses      -724   -560   -604   -545     -623   -511   -470   -388

Other operating
 income, net              15     -1     -2      5       10     21     26      7
                      ___________________________   ___________________________
Operating income         489    393    315    346      484    427    203    143
Operating margin %      13.0%  12.7%  10.1%  11.8%    12.8%  14.6%   8.9%   7.2%
                      ___________________________   ___________________________
Financial income          19      7     18     18       19      8      8      9
Financial expenses        -7    -16     -6     -2        0     -1      0      0
                      ___________________________   ___________________________
Income after financial
 items                   501    384    327    362      502    433    211    151
                      ___________________________   ___________________________
Taxes                   -118   -109    -97   -100      -43   -127    -64    -34
Minority interest        -10     -8    -10     -9      -12     -8     -5     -9
                      ___________________________   ___________________________
Net income               373    267    220    254      447    298    143    109

Number of units
 shipped (million)      30.8   25.9   24.9   21.8     26.0   19.8   15.7   13.3
ASP (EUR)                123    120    125    134      146    147    145    149



Sony Ericsson
CONSOLIDATED BALANCE SHEET


                                          Dec 31      Sep 30      Dec 31
EUR million                                 2007        2007        2006
________________________________________________________________________
ASSETS

Total fixed and financial assets             572         511         469

Current assets
Inventories                                  437         620         437
Accounts receivables                       1,870       1,803       1,653
Other assets                                 345         544         310
Other short-term cash investments          1,431         954       1,580
Cash and bank                                724         804         693
                                         _______     _______     _______
Total current assets                       4,808       4,725       4,673
________________________________________________________________________
Total assets                               5,380       5,236       5,141
________________________________________________________________________


SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                       2,026       1,663       1,781
Minority interest                             64          70          45
                                         _______     _______     _______
Total equity                               2,090       1,733       1,826

Total long-term liabilities                   26          22          20

Accounts payable                           1,263       1,602       1,276
Other current liabilities                  2,001       1,879       2,019
                                         _______     _______     _______
Total current liabilities                  3,264       3,481       3,296
________________________________________________________________________
Total shareholders' equity and             5,380       5,236       5,141
 liabilities
________________________________________________________________________
Net cash*                                  2,155       1,758       2,272



* Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.



Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS


                                                             Oct-Dec
                                                 __________________________
EUR million                                            2007            2006
___________________________________________________________________________
OPERATIONS
Net income                                              373             447
Adjustments to reconcile net income to cash              17              23
                                                 __________________________
                                                        390             470

Changes in operating net assets                          44              50
                                                 __________________________
Cash flow from operating activities                     434             520

INVESTMENTS
Investing activities                                    -27             -26
                                                 __________________________
Cash flow from investing activities                     -27             -26

FINANCING
Financing activities                                      0            - 66
                                                 __________________________
Cash flow from financing activities                       0             -66

Net change in cash                                      408             428
Cash, beginning of period                             1,758           1,861
Translation difference in Cash                          -10             -16
                                                 __________________________
Cash, end of period                                   2,155           2,273
___________________________________________________________________________



Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                             Jan-Dec
                                                 __________________________
EUR million                                            2007            2006
___________________________________________________________________________
OPERATIONS
Net income                                            1,114             997
Adjustments to reconcile net income to cash             107              85
                                                 __________________________
                                                      1,221           1,082

Changes in operating net assets                        -305             100
                                                 __________________________
Cash flow from operating activities                     916           1,182

INVESTMENTS
Investing activities                                   -164            -134
                                                 __________________________
Cash flow from investing activities                    -164            -134

FINANCING
Financing activities                                  - 849            -278
                                                 __________________________
Cash flow from financing activities                    -849            -278

Net change in cash                                      -97             770
Cash, beginning of period                             2,273           1,537
Translation difference in Cash                          -21             -34
                                                 __________________________
Cash, end of period                                   2,155           2,273
___________________________________________________________________________




Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS


                 Oct-Dec Jul-Sep Apr-Jun Jan-Mar Oct-Dec Jul-Sep Apr-Jun Jan-Mar
                 _______________________________________________________________
EUR million         2007    2007    2007    2007    2006    2006    2006    2006
________________________________________________________________________________
OPERATIONS
Net income           373     267     220     254     447     298     143     109
Adjustments to
 reconcile net
 income to cash       17      32      30      28      23      20      22      20
                 _______________________________________________________________
                     390     299     250     282     470     318     165     129

Changes in
 operating net
 assets               44      88      16    -454      50     -21      18      53
                 _______________________________________________________________
Cash flow from
 operating
 activities          434     387     266    -172     520     297     183     182

INVESTMENTS
Investing
 activities          -27     -53     -31     -53     -26     -36     -29     -43
                 _______________________________________________________________
Cash flow from
 investing
 activities          -27     -53     -31     -53     -26     -36     -29     -43

FINANCING
Financing
 activities            0   - 300   - 548     - 1    - 66     - 2      26   - 236
                 _______________________________________________________________
Cash flow from
 financing
 activities            0    -300    -548      -1     -66      -2      26    -236

Net change in cash   408      34    -312    -226     428     259     180     -97
Cash, beginning of
 period            1,758   1,730   2,045   2,273   1,861   1,595   1,428   1,537
Translation
 difference in Cash  -10      -6      -3      -2     -16       7     -13     -12
                 _______________________________________________________________
Cash, end of
 period            2,155   1,758   1,730   2,045   2,273   1,861   1,595   1,428
________________________________________________________________________________



Sony Ericsson
NET SALES BY MARKET AREA BY QUARTER

EUR million
                                   2007                          2006
                      ____________________________  ____________________________
Isolated quarters         Q4     Q3     Q2     Q1       Q4     Q3     Q2     Q1
________________________________________________________________________________
Europe, Middle East
 & Africa *            2,251  1,715  1,729  1,598    2,145  1,600  1,090  1,029
Americas                 636    573    499    365      555    417    328    250
Asia                     884    820    885    961    1,082    896    853    713
________________________________________________________________________________
Total                  3,771  3,108  3,112  2,925    3,782  2,913  2,272  1,992
________________________________________________________________________________
* of which Western
 Europe                1,569  1,103  1,102  1,078    1,478  1,115    748    674

                                   2007                          2006
                      ____________________________  ____________________________
Sequential change (%)     Q4     Q3     Q2     Q1       Q4     Q3     Q2     Q1
________________________________________________________________________________
Europe, Middle East
 & Africa *               31%    -1%     8%   -26%      34%    47%     6%   -27%
Americas                  11%    15%    37%   -34%      33%    27%    31%   -19%
Asia                       8%    -7%    -8%   -11%      21%     5%    20%    20%
________________________________________________________________________________
Total                     21%     0%     6%   -23%      30%    28%    14%   -14%
________________________________________________________________________________
* of which Western
 Europe                   42%     0%     2%   -27%      33%    49%    11%   -35%

                                   2007                          2006
                      ____________________________  ____________________________
Year over year
 change (%)               Q4     Q3     Q2     Q1       Q4     Q3     Q2     Q1
________________________________________________________________________________
Europe, Middle East
 & Africa *                5%     7%    59%    55%      52%    35%    43%    71%
Americas                  15%    37%    52%    46%      79%    77%    53%    53%
Asia                     -18%    -8%     4%    35%      83%    42%    33%    36%
________________________________________________________________________________
Total                      0%     7%    37%    47%      64%    42%    41%    55%
________________________________________________________________________________
* of which Western
 Europe                    6%    -1%    47%    60%      45%    33%    42%    84%

                                   2007                         2006
                      ____________________________  ____________________________
Year to date            0712   0709   0706   0703     0612   0609   0606   0603
________________________________________________________________________________
Europe, Middle East
 & Africa *            7,293  5,042  3,328  1,598    5,865  3,720  2,120  1,029
Americas               2,072  1,436    864    365    1,550    995    578    250
Asia                   3,550  2,666  1,846    961    3,544  2,462  1,566    713
________________________________________________________________________________
Total                 12,916  9,145  6,037  2,925   10,959  7,177  4,264  1,992
________________________________________________________________________________
* of which Western
 Europe                4,852  3,283  2,179  1,078    4,014  2,537  1,422    674

                                   2007                        2006
                      ____________________________  ____________________________
YTD year over year
 change (%)             0712   0709   0706   0703     0612   0609   0606   0603
________________________________________________________________________________
Europe, Middle East
 & Africa *               24%    36%    57%    55%      48%    46%    56%    71%
Americas                  34%    44%    49%    46%      68%    62%    53%    53%
Asia                       0%     8%    18%    35%      48%    37%    35%    36%
________________________________________________________________________________
Total                     18%    27%    42%    47%      51%    45%    47%    55%
________________________________________________________________________________
* of which Western
  Europe                  21%    29%    53%    60%      46%    46%    59%    84%
